UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number: 001-32520

ARIES MARITIME TRANSPORT LIMITED
(Translation of registrant's name into English)

18 Zerva Nap. Str. 166 75 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on Form 6-K is a press release dated June 2, 2009 of Aries Maritime Transport Limited announcing its first quarter 2009 unaudited financial results.

Exhibit 1

Company Contact: Ioannis Makris Chief Financial Officer Aries Maritime Transport Limited (011) 30 210 8983787	Investor and Media Contact: Michael Cimini Vice President The IGB Group 212-477-8261

Aries Maritime Transport Limited Announces
First Quarter 2009 Unaudited Financial Results

ATHENS, GREECE, June 2, 2009 – Aries Maritime Transport Limited (NASDAQ: RAMS) today reported its unaudited financial results for the three months ended March 31, 2009. The following financial review discusses the results for the three months ended March 31, 2009, compared with the results for the three months ended March 31, 2008.

First Quarter Results
Total revenues from continuing operations of $16.8 million were recorded for the three months ended March 31, 2009, compared to total revenues of $20 million recorded for the three months ended March 31, 2008.  For the three month periods ended March 31, 2009 and March 31, 2008, the Company reported revenues of $13.9 million and $17.5 million, respectively, excluding deferred revenue due to the assumption of charters associated with certain vessel acquisitions as well as direct expenses including commissions and voyage expenses. The decrease in revenues is primarily attributable to 90 out-of-service days related to the Nordanvind as well as lower charter rates achieved for the MSC Seine and the Chinook during the three months ended March 31, 2009, compared to the three months ended March 31, 2008. Vessel operating days for the three months ended March 31, 2009 were 1,080, compared to operating days of 1,092 for the three months ended March 31, 2008. The Company defines operating days as the total days the vessels were in the Company's possession for the relevant period. Total revenue days for the three months ended March 31, 2009, were 976 and total revenue days for the three months ended March 31, 2008, were 1,060. The Company defines revenue days as the total days the vessels were not off hire or out of service.

__________________
1 In June 2008, Aries completed the sale of its three oldest vessels, the Energy 1, MSC Oslo and the Arius, which resulted in a gain on sale of $13.6 million during the second quarter of 2008. The results for these vessels and related gain on disposal are reported as discontinued operations.

Net loss from continuing operations was $4.2 million or $0.15 basic and diluted loss per share, for the three months ended March 31, 2009, compared to a net loss of $5.1 million, or $0.18 basic and diluted loss per share, recorded for the three months ended March 31, 2008. The results for the first quarter of 2009 include a $0.1 million non-cash loss from the change in the fair value of derivatives. The results for the same period of 2008 include a $3.6 million non-cash loss from the change in the fair value of derivatives.

Net loss from continuing and discontinued operations for the three months ended March 31, 2009, was $4.2 million, or $0.15 basic and diluted loss per share, compared to a net loss of $6.9 million, or $0.24 basic and diluted loss per share, recorded for the three months ended March 31, 2008.

Adjusted EBITDA for the three months ended March 31, 2009, was $4.8 million compared to $8.1 million for the three months ended March 31, 2008. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net income.)

Jeff Parry, Chief Executive Officer, commented, "Our results for the first quarter reflect previously announced out-of-service time for the Nordanvind and reduced charter rates as anticipated for certain vessels, partially offset by lower general and administrative expenses. During this challenging global economic environment, management remains committed to strengthening the Company's ship operations as we continue to implement our turnaround plan. By taking proactive measures aimed at reducing costs and increasing the utilization of our fleet, while exploring strategic growth opportunities, we intend to enhance our future performance and drive shareholder value over the long term."

Fleet Report
Aries operates a fleet of nine double-hull products tankers and three container ships. Currently, eight of the Company's 12 vessels are secured on period charters with established international charterers. The charters have remaining periods ranging from approximately 1 month to 1.6 years. Charters for two of Aries' products tanker vessels currently have profit-sharing components.

On April 14, 2009, the Ocean Hope was redelivered to the Company following the completion of the vessel's scheduled period charter. The Ocean Hope was subsequently laid up with reduced crew at substantially reduced operating expenses as management continues to evaluate options related to the vessel.

The following table details Aries' fleet deployment:

Vessels	Size	Year Built	Charterer/ Subcharterer	Expiration of Charter	Charterhire (net per day)

Products Tankers
Altius	73,400 dwt	2004	Deiulemar/Enel	Through 6/09	$14,860
Fortius	73,400 dwt	2004	Deiulemar/Enel	Through 8/09	$14,860
Nordanvind	38,701 dwt	2001	Spot market	-	-
Ostria	38,701 dwt	2000	Spot market	-	-
High Land	41,450 dwt	1992	IPG	Through 9/09	$14,822.50
High Rider	41,502 dwt	1991	IPG	Through 10/09	$15,015
Stena Compass	72,750 dwt	2006	Stena Group	Through 8/10	Bareboat charter rate of $18,232.50 + 30% of profits above $26,000
Stena Compassion	72,750 dwt	2006	Stena Group	Through 12/10	Bareboat charter rate of $18,232.50 + 30% of profits above $26,000
Chinook	38,701 dwt	2001	Spot market	-	-

Container Vessels
Saronikos Bridge	2,917 TEU	1990	CMA CGM	Through 5/10	$20,400
MSC Seine	2,917 TEU	1990	MSC	Through 9/09	$14,725
Ocean Hope	1,799 TEU	1989	-	-	-

Summary of Selected Data

	Three Months Ended	Three Months Ended
	March 31, 2009	March 31, 2008

ADJUSTED EBITDA RECONCILIATION (1)
(All amounts in US$000's unless otherwise stated)
NET LOSS	(4,213)	(5,093)
PLUS : NET INTEREST EXPENSE	3,523	3,599
PLUS : DEPRECIATION AND AMORTIZATION	5,192	5,506
PLUS: CHANGE IN FAIR VALUE OF DERIVATIVES	106	3,607
PLUS: STOCK BASED COMPENSATION	146	466

ADJUSTED EBITDA	4,754	8,085

FLEET DATA

NUMBER OF VESSELS	12	12
AVERAGE NUMBER OF VESSELS ON PERIOD CHARTER	9	11
WEIGHTED AVERAGE AGE OF FLEET	11	10
OPERATING DAYS (2)	1,080	1,092
REVENUE DAYS (3)	976	1,060

AVERAGE DAILY RESULTS

TIME CHARTER EQUIVALENT RATE (4)	15,829	18,637
TOTAL VESSEL OPERATING EXPENSES (5)	9,907	9,438

 (1) Aries considers Adjusted EBITDA to represent the aggregate of net income / (loss) from continuing operations, net interest expense, depreciation, amortization (excluding the effect of the amortization of the deferred revenue due to the assumption of charters associated with certain vessels acquisitions), change in the fair value of derivatives, stock-based compensation expense and impairment loss. The Company's management uses Adjusted EBITDA as a performance measure.  The Company believes that Adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income/ (loss), operating income/(loss) or any other indicator of a company's operating performance required by GAAP. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.
(2) Operating days are defined as the total days the vessels were in the Company's possession for the relevant period.
(3) Revenue days are defined as the total days the vessels were not off hire or out of service.
(4) Adjusted to reflect that the Stena Compass and the Stena Compassion were each employed on a bareboat charter as follows: an assumed TCE of $24,500 per day, reflecting assumed operating costs of $5,800 per day, has been included in respect of:
 (a) the 90 operating days of the vessels during the three month period ended March 31, 2009,  and
 (b) the 91 operating days of the vessels during the three month period ended March 31, 2008.
(5) Total vessel operating expenses are defined as the sum of the vessel operating expenses, amortization of drydocking and special survey expense and management fees adjusted to exclude the following operating days with respect to the Stena Compass and the Stena Compassion, which were employed on bareboat charters:
(a) 90 operating days of the vessels during the three month period ended March 31, 2009, and
(b) 91 operating days of the vessels during the three month period ended March 31, 2008.

Conference Call Information
Aries will hold a conference call on Tuesday, June 2, 2009, at 10:00 a.m. Eastern Time to discuss results for the first quarter of 2009. To access the conference call, dial (888) 935-4577 for domestic callers, or (212) 444-0413 for international callers, and use the reservation number 1914867. Following the teleconference, a replay of the call may be accessed by dialing (866) 883-4489 for domestic callers, or (718) 354-1112 for international callers, and using the reservation number 1914867. The replay will be available through June 16, 2009. The conference call will also be webcast live on the Company's website, http://www.ariesmaritime.com. A replay of the audio webcast will be available following the call through June 16, 2009.

About Aries Maritime Transport Limited
Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet consists of five MR tankers and four Panamax tankers, all of which are double-hulled. The Company also owns a fleet of three container vessels that range in capacity from 1,799 to 2,917 TEU. Eight of the Company's 12 vessels are secured on period charters. Charters for two of the Company's products tanker vessels currently have profit-sharing components.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995
This press release includes assumptions, expectations, projections, intentions and beliefs about future events.  These statements are intended as ''forward-looking statements.''  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements.  Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words ''anticipate,'' ''estimate,'' ''project,'' ''forecast,'' ''plan,'' ''potential,'' ''may,'' ''should,'' and ''expect'' reflect forward-looking statements.

ARIES MARITIME TRANSPORT LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2009 AND MARCH 31, 2008
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

	(Unaudited)	(Unaudited)
	Three month period ended March 31, 2009	Three month period ended March 31, 2008

OPERATING REVENUES	16,751	19,972

EXPENSES:
Commissions	(463)	(268)
Voyage expenses	(1,883)	(1,004)
Vessel operating expenses	(7,462)	(7,300)
General & administrative expenses	(1,368)	(2,044)
Depreciation	(4,687)	(5,945)
Amortization of dry-docking and special survey expense	(1,050)	(753)
Management fees	(404)	(536)
	(17,317)	(17,850)
Net operating (loss) / income	(566)	2,122

OTHER INCOME/( EXPENSES), NET:
Interest & finance expense, net	(3,526)	(3,705)
Interest income	3	106
Other expenses, net	(18)	(9)
Change in fair value of derivatives	(106)	(3,607)
Total other expenses, net	(3,647)	(7,215)

Net loss from continuing operations	(4,213)	(5,093)

Net loss from discontinued operations	(33)	(1,770)

Net loss	(4,246)	(6,863)

Loss per share:
Basic and diluted

Continuing operations	$(0.15)	$ (0.18)

Discontinued operations	-	$(0.06)

Total	$(0.15)	$ (0.24)

Weighted average number of shares:
Basic and diluted	28,721,877	28,616,877

(All amounts in thousands of U.S. dollars)	Three month period ended March 31, 2009	Three month period ended March 31, 2008
Net cash (used in) / provided by operating activities	(1,505)	877
Net cash used in investing activities	(42)	-
Net cash (used in) / provided by financing activities	820	(7)

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED BALANCE SHEETS
 (All amounts expressed in thousands of U.S. Dollars except share amounts)

	(Unaudited) March 31,	(Audited) December 31,
	2009	2008
ASSETS
Current assets
Cash and cash equivalents	3,282	4,009
Restricted cash	7,690	8,510
Trade receivables, net	2,084	2,533
Other receivables	1,701	2,289
Inventories	1,394	1,224
Prepaid expenses	685	967
Due from managing agent	399	160
Due from related parties	37	49
Total current assets	17,272	19,741

Vessels and other fixed assets, net	290,768	296,463
Deferred charges, net	1,386	1,573
Total non-current assets	292,154	298,036
Total assets	309,426	317,777

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	223,710	223,710
Accounts payable, trade	3,706	3,601
Accrued liabilities	5,116	7,776
Deferred income	537	1,807
Derivative financial instruments	12,557	12,451
Deferred charter revenue	2,102	2,144
Due to related parties	13	-
Total current liabilities	247,741	251,489

Deferred charter revenue	269	772
Total liabilities	248,010	252,261

Stockholders' equity
Preferred Stock, $0.01 par value, 30 million shares authorized, none issued.
Common Stock, $0.01 par value, 100 million shares authorized, 29 million shares issued and outstanding at March 31, 2009 (2008: 29 million shares)	290	290
Additional paid-in capital	113,933	113,787
Deficit	(52,807)	(48,561)
Total stockholders' equity	61,416	65,516
Total liabilities and stockholders' equity	309,426	317,777

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIES MARITIME TRANSPORT LIMITED
(registrant)

Dated: June 30, 2009	By:	/s/ Ioannis Makris
Ioannis Makris
Chief Financial Officer

SK 23248 0002 1001299